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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 14)*



                               Craig Corporation
                               -----------------
                               (Name of Issuer)


                    Common Stock, par value $.25 per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   224174102
        --------------------------------------------------------------
                                 (CUSIP Number)


        James C. Lockwood, Esq., Troy & Gould Professional Corporation
        --------------------------------------------------------------
1801 Century Park East, Suite 1600, Los Angeles, California 90067 (310) 553-4441
- --------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 May 17, 1996
      ------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
  CUSIP NO. 224174102            SCHEDULE 13D              PAGE 2 OF 12 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hecco Ventures I, a California general partnership
      I.D. No. 95-3813514
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          Not Applicable

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(E)                                                [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            617,438

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             617,438

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      617,438

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.6%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 224174102            SCHEDULE 13D              PAGE 3 OF 12 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael R. Forman

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          Not Applicable

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(E)                                                [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          617,438
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          617,438
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      617,438

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.6%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 224174102            SCHEDULE 13D              PAGE 4 OF 12 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James J. Cotter
      SS ####-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          00

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(E)                                                [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,445,864

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          617,438
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,445,864

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          617,438
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,063,302

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      45.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 14 amends and supplements the Schedule 13D dated February 15, 1985 and Amendments thereto (collectively, the "Schedule 13D") filed by Hecco Ventures, a California general partnership, the predecessor of Hecco Ventures I, a California limited partnership which, in turn, is the predecessor of Hecco Ventures I, a California general partnership ("Hecco Ventures), together with, among others, from time to time, Michael R. Forman, an individual and a general partner of Hecco Ventures and James J. Cotter, an individual and a general partner of a limited partnership which is a general partner of Hecco Ventures, relating to holdings of shares (the "Shares") of Common Stock of Craig Corporation, a Delaware corporation (the "Issuer"). All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D. The purpose of this Amendment No. 14 is to report the following transactions:

          On May 17, 1996, Mr. Cotter acquired 66,042 shares of the Issuer's Common Stock in exchange for 67,000 of Class A Common Stock of Reading Company, a Pennsylvania corporation ("Reading").


Item 3 is amended to add the following:

Item 3.   Source and Amount of Funds or Other Consideration.
- -----------------------------------------------------------

          The source of funds for Mr. Cotter's acquisition of 66,042 shares of Issuer's Common Stock was 67,000 shares of Class A Common Stock of Reading.

Item 4 is amended to add the following;

Item 4.   Purpose of Transaction.
- --------------------------------

          The 66,042 shares of the Issuer's Common Stock were acquired by Mr. Cotter for investment purposes. Either Mr. Cotter, Mr. Forman or Hecco Ventures may elect to purchase additional Shares or shares of the Issuer's Class A Common Preference Stock on the NYSE or Pacific Stock Exchange or in private transactions. In the future, either Mr. Cotter, Mr. Forman or Hecco Ventures may decide to sell all or part of their investment in the Issuer, although no party has a present intention to do so.

          Except as set forth in this Item 4, neither Mr. Cotter, Mr. Forman nor Hecco Ventures have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5 is amended by to add the following:

Item 5.   Interest in Securities of the Issuer.
- ----------------------------------------------

          (a) As of the date of this Amendment, Hecco Ventures owns beneficially 617,438 Shares or approximately 14.6% of Issuer's outstanding Shares. Mr. Cotter owns beneficially 2,063,302 Shares or approximately 45.5% of Issuer's outstanding shares. These Shares consist of 1,145,864 Shares owned directly by Mr. Cotter, 300,000 shares owned beneficially representing the fully vested shares under the Option and his beneficial ownership of the 617,438 Shares owned by Hecco Ventures. In addition, Hecco Ventures owns beneficially 51,700 shares of Issuer's Class A Common Preference Stock. Mr. Cotter owns beneficially 129,200 shares of Issuer's Class A Common Preference Stock, which includes his beneficial interest in Hecco Venture's 51,700 shares.

          (b) Mr. Cotter has sole voting and dispositive power with respect to 1,445,864 Shares and shared voting and dispositive power with respect to 617,438 Shares. Mr. Forman has shared voting and dispositive power with respect to 617,438 Shares.

          (c) On May 17, 1996, Mr. Cotter acquired 66,042 shares of the Issuer's Common Stock from the Issuer, pursuant to a Stock Exchange Agreement attached hereto as Exhibit A. In exchange therefore, Mr. Cotter transferred 67,000 shares of Reading Class A Common Stock to the Issuer. The exchange ratio was determined based upon the relationship between the average closing prices for the 10 trading days ended on April 29, 1996 of Craig Common Stock on the New York Stock Exchange and Reading Class A Stock on the Nasdaq National Market.

          The shares of Common Stock of the Issuer received by Mr. Cotter are restricted as to transfer under the Securities Act of 1933, as amended, and are subject for a two-year period to a right-of-first-refusal held by the Issuer to acquire the shares at a price of $9.00 per share in the event that Mr. Cotter, determines to sell, assign or convey any interest in any or all of the shares of the Issuer's Common Stock acquired in this transaction.

Item 6 is amended to add the following:

Item 6.   Contracts, Arrangements, Understanding or Relationships with Respect
- ------------------------------------------------------------------------------
to Securities of the Issuer.
- ---------------------------

          Item 6 is amended to add the following:

          See item 5(c) above for a description of a right-of-first-refusal held by the Issuer with respect to the 66,042 shares of Common Stock acquired by Mr. Cotter.

Item 7.   Material to be Filed as Exhibits.
- ------------------------------------------

          Exhibit A -- Stock Exchange Agreement dated May 17, 1996.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 23, 1996             HECCO VENTURES I,
                                a California general partnership

                                By:  Cinerama, Inc., a partner


                                  By: /s/ BRADLEY J. NEEL
                                      -------------------------
                                      Bradley J. Neel,
                                      Secretary


                                /s/ IRA LEVIN
                                -------------------------------
                                Michael R. Forman,
                                an individual, by Ira S. Levin,
                                his attorney-in-fact


                                /s/ IRA LEVIN
                                -------------------------------
                                James J. Cotter,
                                an individual, by Ira S. Levin,
                                his attorney-in-fact

                                 Exhibit Index
                                 -------------


                                                       Sequentially
      Exhibit                                          Numbered Page
- -----------------------------------                    -------------

A - Stock Exchange Agreement                                  8

                                   EXHIBIT A
                                   ---------


                           STOCK EXCHANGE AGREEMENT


          THIS STOCK EXCHANGE AGREEMENT, dated May 17, 1996 (the "Agreement"), is entered into by and between Craig Corporation, a Delaware corporation ("Craig"), James J. Cotter, an individual residing in California ("Cotter").


                                   RECITALS
                                   --------

          WHEREAS, Cotter owns 67,000 shares (the "Reading Shares") of Class A Common Stock (the "Class A Stock") of Reading Company, a Pennsylvania corporation ("Reading").

          WHEREAS, Cotter desires to sell the Reading Shares to Craig, and Craig desires to purchase the Reading Shares in exchange for 66,042 shares of Common Stock of Craig (the "Craig Shares").


                                   ARTICLE 1

                               EXCHANGE OF STOCK
                               -----------------

          1.1  Exchange of Reading Shares for Craig Shares.  Upon the terms and
               -------------------------------------------
subject to the conditions contained herein, Cotter will sell, convey, transfer, assign and deliver the Reading Shares to Craig, and Craig will accept the Reading Shares from Cotter and in exchange therefor, Craig shall issue and deliver to Cotter the Craig Shares. In connection with said transfer and delivery, Craig shall deliver to Cotter irrevocable instructions, reasonably satisfactory to legal counsel for Cotter, instructing its Transfer Agent to issue the Craig Shares to Cotter, and Cotter shall deliver to Craig irrevocable instructions, reasonably satisfactory to Craig's legal counsel, sufficient to transfer the Reading Shares to Craig.


                                   ARTICLE 2

                    REPRESENTATIONS AND WARRANTIES BY CRAIG
                    ---------------------------------------

          Craig represents and warrants to Cotter that as of the date hereof:

          2.1  Organization, Good Standing.  Craig is a corporation duly
               ---------------------------
organized, validly existing and in good standing under the laws of the State of Delaware.

          2.2  Craig Shares.  Upon issuance and delivery in the manner herein
               ------------
described, the Craig Shares will be duly authorized and validly issued, fully paid and nonassessable shares of Common Stock of Craig, free of preemptive rights, duly listed on the New York and Pacific Stock Exchanges.

          2.3  Authority Relative to this Agreement.  The execution, delivery
               ------------------------------------
and performance of, and compliance with, this Agreement and the issuance of the Craig Shares in exchange for the Reading Shares have been duly authorized by all necessary corporate action on the part of Craig, and this Agreement is a valid and binding agreement of Craig enforceable in accordance with its terms, except as such enforcement is subject to any applicable bankruptcy, insolvency, reorganization or other law relating to or affecting creditors' rights generally and general principles of equity. No consent, license, approval or authority of, or registration or declaration with, any governmental authority, bureau or agency is required in connection with the execution, delivery and performance of this Agreement by Craig or the issuance of the Craig Shares hereunder, other than has been obtained.

          2.4  Brokers or Finders.  Cotter will not have any obligation to pay
               ------------------
any broker's, finder's, investment banker's, financial advisor's or similar fee in connection with this Agreement or the transactions contemplated hereby by reason of any action taken by or on behalf of Craig.


          2.5  Investment Intent.  The Reading Shares being acquired by Craig
               -----------------
hereunder are being acquired for Craig's own account and not with the view to, or for resale in connection with, any distribution other than resales made in compliance with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Act"). Craig understands that the Reading Shares have not been registered under the Act by reason of available exemptions from the registration and prospectus delivery requirements of the Act, that such Reading Shares must be held indefinitely unless such Reading Shares are registered under the Act or unless any transfer is exempt from registration, and that the reliance of the Reading Shareholders upon these exemptions is predicated in part upon these representations and warranties by Craig.

          2.6  Investment Purposes.  Craig acknowledges and agrees that it is
               -------------------
acquiring the Reading Shares for investment purposes and will not transfer the Reading Shares if such a transfer would be in violation of the Securities Act of 1933, as amended.


                                   ARTICLE 3

                   REPRESENTATIONS AND WARRANTIES BY COTTER
                   ----------------------------------------

          Cotter hereby represents and warrants to Craig that as of the date hereof:

          3.1  Authority Relative to this Agreement.  The execution, delivery
               ------------------------------------
and performance of, and compliance with, this Agreement and the terms of the Exchange have been duly authorized by all necessary action on the part of Cotter, and this Agreement is a valid and binding agreement of Cotter enforceable in accordance with its terms, except as such enforcement is subject to any applicable bankruptcy, insolvency, reorganization or other law relating to or affecting creditors' rights generally and general principles of equity. No consent, license, approval or authority of, or registration or declaration with, any governmental authority, bureau or agency is required in connection with the execution, delivery and performance of this Agreement by Cotter or the performance of the Exchange.

          3.2  Investment Intent.  The Craig Shares being acquired by Cotter
               -----------------
hereunder are being acquired for Cotter's own account and not with the view to, or for resale in connection with, any distribution other than resales made in compliance with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Act"). Cotter understands that the Craig Shares have not been registered under the Act by reason of available exemptions from the registration and prospectus delivery requirements of the Act, that such Craig Shares must be held indefinitely unless such Craig Shares are registered under the Act or unless any transfer is exempt from registration, and that the reliance of Craig upon these exemptions is predicated in part upon these representations and warranties by Cotter.

          3.3  Legend.  Cotter acknowledges and agrees that the certificates
               ------
representing the Craig Shares shall bear the following (or substantially equivalent) legend on the face or reverse side thereof:

          THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO A RIGHT OF FIRST REFUSAL EXPIRING MAY 16, 1998 SET FORTH IN THE STOCK EXCHANGE

          AGREEMENT DATED MAY 17, 1996 BETWEEN CRAIG CORPORATION AND JAMES J. COTTER AND THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT OR UNLESS, IN THE OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION PROVISIONS OF SAID ACT.

Any stock certificate issued at any time in exchange or substitution for any certificate bearing such legend shall also bear such (or substantially equivalent) legend unless, in the opinion of counsel for Craig, the securities represented thereby need no longer be subject to restrictions pursuant to the Act or applicable state securities laws. Craig shall not be required to transfer on its books any certificate for securities in violation of the provisions of such legend.

          3.4  Brokers or Finders.  Craig has not nor will it have any
               ------------------
obligation to pay any broker's, finder's, investment banker's, financial advisor's, or similar fee in connection with this Agreement or the transactions contemplated hereby by reason of any action taken by Cotter.

          3.5  Title to the Reading Shares.  Cotter owns beneficially 100% of
               ---------------------------
the Reading Shares, free and clear of all pledges, security interests, liens, charges, encumbrances, equities, claims and options of whatever nature. Neither Cotter nor any individual, corporation, entity or person having or claiming any interest in, or with respect to, any of the Reading Shares owned by Cotter has any such claim or interest, or have any right to claim or receive any other payment or consideration with respect to such Reading Shares against or from Craig at or after the date hereof.


                                   ARTICLE 4

                           MISCELLANEOUS PROVISIONS
                           ------------------------

          4.1  Amendment and Modification.  This Agreement may be amended,
               --------------------------
modified or supplemented only by a written agreement executed by Craig and Cotter.

          4.2  Waiver of Compliance; Consents.  Except as otherwise provided
               ------------------------------
in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 4.2.

          4.3  Notices.  All notices, requests, consents and other
               -------
communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or by telecopy or sent by nationally-recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or at such other address as may hereafter be designated in writing by such party to the other parties:

               (a)  if to Craig, to:

                    Craig Corporation
                    550 S. Hope Street, Suite 1825
                    Los Angeles, CA 90071
                    Attn:  Craig Tompkins
                    Tel:   (213) 239-0555
                    FAX:   (213) 239-0548

                    with a copy to:

                    Troy & Gould Professional Corporation
                    1801 Century Park East, 16th Floor
                    Los Angeles, CA 90067
                    Attn:  James C. Lockwood, Esq.
                    Tel:  (310) 553-4441
                    FAX:  (310) 201-4746

               (b)  if to Cotter, to:

                    James J. Cotter
                    120 North Robertson Blvd.
                    Los Angeles, California  90048
                    Tel: (310) 659-5647
                    Fax: (310) 858-1449

                    with a copy to:

                    Ira Levin, Esq.
                    120 North Robertson Blvd.
                    Los Angeles, California  90048
                    Tel:  (310) 855-8416
                    Fax:  (310) 652-6490

          All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telecopy, on the date of such delivery, (b) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (c) in the case of mailing, on the third business day after the posting thereof.

          4.4  Governing Law.  This Agreement shall be governed by the laws of
               -------------
the State of California (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

          4.5  Counterparts.  This Agreement may be executed in counterparts,
               ------------
each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          4.6  Entire Agreement.  This Agreement, embodies the entire agreement
               ----------------
and understanding of the parties hereto in respect of the transactions contemplated by this Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such transactions.

          4.7  Right of First Refusal.  Cotter agrees that during the period
               ----------------------
ending May 16, 1998, before he may sell, assign or convey any interest in any or all of the Craig Shares, he will notify Craig in writing and Craig will have the right to purchase any of the Craig Shares proposed to be sold, assigned or conveyed at a price of $9.00 per share by delivering payment against delivery of the shares within 10 business days of the date of the written notice.

          4.8  Further Assurances.  Craig and Cotter agree that subsequent to
               ------------------
the date hereof, they will execute and deliver any and all documents, certificates or instructions, if any, necessary to consummate the transfer of the Reading Shares and the Craig Shares pursuant to the terms hereof.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement or have caused this Agreement to be duly executed on their respective behalf by their respective officers thereunto duly authorized, as of the day and year first above written.


                                  CRAIG CORPORATION


                                  By: /s/ S. Craig Tompkins
                                      ------------------------------
                                      Name: S. Craig Tompkins
                                      Title: President



                                      /s/ James J. Cotter
                                      ------------------------------
                                      JAMES J. COTTER